UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

KATE SPADE & COMPANY
(Exact name of registrant as specified in its charter)

Delaware	1-10689	13-2842791
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2 Park Avenue, New York, New York	10016
(Address of principal executive offices)	(Zip Code)

Timothy Michno (212) 354-4900

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015.

SECTION 1 — CONFLICT MINERALS DISCLOSURE

ITEM 1.01. CONFLICT MINERALS DISCLOSURE AND REPORT.

Conflict Minerals Disclosure

Overview

Pursuant to Rule 13p-1 (the “Rule”) under the Securities and Exchange Act of 1934, as amended, Kate Spade & Company (the “Company”) adopted a Conflict Mineral Policy (the “Policy”) with a goal to ensure that any Conflict Minerals (defined as tantalum, tin, tungsten and gold (collectively, the “3TG”))  contained in our products are not mined in conditions of armed conflict and human rights abuses in the Democratic Republic of Congo or an adjoining country (collectively, the “Covered Countries”). Unless the context indicates otherwise, references to “our,” “us,” “we” and “the Company” mean Kate Spade & Company and its consolidated subsidiaries. The Company is engaged primarily in the design and marketing of a broad range of accessories and apparel and various licensed products. The Company does not directly manufacture any products but rather contracts for the manufacture of its products. Before beginning its 2015 country of origin inquiry, the Company reviewed its supplier list for applicable products based on the definitions of “product” and “contract to manufacture” included in the Rule and a consideration of the risks that necessary Conflict Minerals included in such products may have originated in the Covered Countries. The Company’s analysis concluded that its primary risk related to small quantities of gold and / or tin contained in items such as zippers, clasps and other closures in its apparel, fashion accessories and jewelry.

Country of Origin Inquiry Process

The Company reiterated its Policy to applicable suppliers, including information about the Rule and requested that such suppliers (i) adopt a Conflict Minerals policy aligned with the Company’s Policy and (ii) investigate the origin of 3TG minerals that are necessary to the “functionality of product” (as defined by the Rule) that they supply to the Company. This required suppliers to investigate multiple tiers of purchases of components included in their product. We sent the Conflict Mineral Template (the “Template”) that was developed by the Conflict Free Sourcing Initiative (the “CFSI”) to facilitate disclosure and communication of information regarding smelters and refiners that provide materials to a manufacturer’s supply chain to our suppliers. The Template requested information regarding: (i) a direct supplier’s Conflict Minerals policy; (ii) its due diligence process; and (iii) its supply chain, such as the names and locations of smelters and refiners and the origin of 3TG used by those facilities.

Due Diligence and Reasonable Country of Origin Inquiry Measures Performed

The Company based its due diligence measures on the framework set forth in the Organization for Economic Co-Operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High Risk Areas: Second Edition, including the supplements on tin, tantalum, tungsten and gold (“OECD Guidance”).

Based upon the OECD Guidance, the Company’s due diligence and reasonable country of origin inquiry measures included the following elements.

OECD Step One: “Establish strong company management systems”

•	Adopted the Policy, as described above. The Policy is available on the Company’s website at www.katespadeandcompany.com;
•	Assembled an internal team to manage our Conflict Minerals compliance program;
•	Provided training to our suppliers on the Policy and assisted them in complying with our mandatory disclosure requirements; and
•	Required all suppliers to comply with the Policy. Noncompliance with the Policy can result in penalties including termination by the Company of further business with the supplier.

OECD Step Two: “Identify and assess risk in the supply chain”

•                  The Company requested 86 suppliers to complete and return the Template. The Company followed up by email and phone with the suppliers that did not provide completed information or did not respond to the Company’s initial request. Ultimately 100% of the suppliers surveyed responded to the Company;

•                  The Company reviewed the responses received from its suppliers for accuracy, completeness and consistency;

•                  Smelter / refiner information provided by suppliers was reviewed against the Standard Smelter Names List of the Template and the lists of compliant smelters / refiners published by the CFSI; and

•                  For those smelters / refiners identified that were not listed on the compliant smelters / refiners list, the Company requested further information from its suppliers and attempted to contact the smelters / refiners to determine whether the Conflict Minerals originated from the Covered Countries.

OECD Step Three: “Design and implement a strategy to respond to identified risks”

•                  Our internal team reported the findings of its risk assessment to senior management;

•                  Under the Policy, risk mitigation includes working with suppliers to improve due diligence and compliance with the Policy which is mandatory; and

•                  The Company assessed its Conflict Minerals process against other specified measures.

OECD Step Four: “Carry out independent third-party audit of supply chain due diligence”

•                  To the extent that smelters / refiners of Conflict Minerals in our supply chain are identified to us, we utilize information made available by the CFSI concerning independent third-party audits of such smelters / refiners.

OECD Step Five: “Report annually on supply chain due diligence”

•                  The Company files a Form SD with the Securities and Exchange Commission and makes this document available on the Company’s website at www.katespadeandcompany.com.

Based on the information provided by the Company’s suppliers for 2015, we did not receive any information from our suppliers indicating that the 3TG used in any of our products originated in, or were sourced from the Covered Countries, or came from recycled or scrap sources.

ITEM 1.02. EXHIBIT.

Not applicable.

SECTION 2 — EXHIBITS

Not applicable.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

KATE SPADE & COMPANY

Date: May 31, 2016	By:	/s/ George M. Carrara
	Name:	George M. Carrara
	Title:	President and Chief Operating Officer